EXHIBIT 99.8

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entityRio Tinto Limited

ABN96 004 458 404

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Chris Lynch
Date of last notice	22 May 2012
Date that director ceased to be director	3 September 2018

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

6,890 Ordinary shares held in the name of Seary-Lynch Pty Ltd, Trustee for the

Seary Lynch Superannuation Fund (Beneficial interest)

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest

Note: Provide details of the circumstances giving rise to the relevant interest

Nil

Number & class of securities

Part 3 – Director’s interests in contracts

Detail of contract

N/A

Nature of interest

Name of registered holder

(if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

11/3/2002

Appendix 3Z Page 2